FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 1, 2005

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Guidance for 2005

Madrid – 1 March 2005

ONO, one of Spain’s leading broadband service providers, today filed guidance on its projected 2005 results with the SEC.

The Projections, set forth below, contain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management’s beliefs, as well as assumptions made by and data currently available to management.  This information has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on a variety of assumptions that may not be realized and are subject to significant business, economic, judicial and competitive risks and uncertainties, including those set forth below, many of which are beyond the Company’s control.  The Company’s actual operations, financial condition, cash flows or operating results may differ materially from those expressed or implied by any such forward-looking statements and the Company undertakes no obligation to update or revise any such forward-looking statements.

The Projections set forth below are based on certain estimates with respect to the Company’s liquidity, capital resources and results of operations for the full year 2005 and are subject to a number of risks and uncertainties including, but not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company and its subsidiaries to operate pursuant to the terms of their existing credit facilities and arrangements; the ability to fund, develop and execute the Company’s business plan; competitive pressures from other companies in the same or similar lines of business as the Company; trends in the economy as a whole which may affect subscriber confidence and demand for the goods and services supplied by the Company; the ability of the Company to predict consumer demand as a whole, as well as demand for specific goods and services; the acceptance and continued use by subscribers and potential subscribers of the Company’s services; changes in technology and competition; the Company’s ability to achieve expected operational efficiencies and economies of scale and its ability to generate expected revenue and achieve assumed margins; the ability of the

Company to attract, retain and compensate key executives and other personnel; the ability of the Company to maintain existing arrangements and / or enter into new arrangements with third party providers and contract partners; potential adverse publicity; as well as other factors detailed from time to time in the Company’s filings with the SEC.  Given these and other uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in the Projections.

The Projections

The management of ONO believes that, absent any significant change in the operating environment in Spain, the following results should be achievable for the full year 2005:

Range
Revenue	€580,000,000 - €600,000,000
EBITDA	€220,000,000 - €240,000,000
Capital expenditure	€220,000,000 - €230,000,000

Homes passed	270,000 - 300,000

These Projections are based on the current ONO plans for 2005.  In keeping with past practice, the ONO management will be constantly reassessing these plans against on-going operational and financial performance.

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over seven million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano, VAL Telecomunicaciones and Sodinteleco.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Chief Financial Officer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

Fourth quarter and full year 2004 results

ONO surpasses 800,000 customers

•                 Revenues over €500 million

•                 EBITDA grows to €185 million

•                 EBITDA margin at 37% for the full year

•                 Broadband internet customers up by 50% in year

Madrid - 1 March 2005

Grupo Corporativo ONO, S.A. (“ONO”) one of Spain’s leading broadband services providers, and the holding company for the cable operating companies Cableuropa and Retecal, announced today the consolidated unaudited results for the fourth quarter and the full year ended 31 December 2004.  Highlights are as follows:

FINANCIAL HIGHLIGHTS

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	% change	Year 2004	Year 2003	% change
Revenues (euro thousand)	136.177	124.981	9%	501.684	358.587	40%
Gross profit (euro thousand)	98.156	89.649	9%	357.058	252.990	41%
Gross margin (%)	72%	72%	0,3 pp	71%	71%	0,6 pp
EBITDA (euro thousand)	50.085	47.477	5%	185.124	103.031	80%
EBITDA (margin)	37%	38%	-1,2 pp	37%	29%	8,2 pp

OPERATING HIGHLIGHTS

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	% change	Year 2003	% change
Total customers	804.934	769.571	5%	594.478	35,4%
Residential market
Customers	783.765	749.001	5%	581.345	34,8%
Penetration	30,7%	30,6%	0,1 pp	33,3%	-2,6 pp
Average monthly revenue per customer (€)	53,3	51,6	3%	54,1	-1,5%
Business market
Customers	21.169	20.570	3%	13.133	61,2%
Average monthly revenue per customer (€)	213,0	177,0	20%	229,0	-7,0%
Infrastructure
Homes passed	2.833.106	2.744.057	3%	2.003.233	41,4%

Fourth quarter and full year 2004 results - unaudited

Commenting on the results, Eugenio Galdón, President of ONO, said:

“2004 was an important year in the evolution of ONO.  We purchased, and successfully integrated the Retecal business, we commenced operations in our new franchise territory, Castilla La Mancha, we strengthened our balance sheet and at the same time we managed to continue to achieve considerable growth quarter after quarter in our base business.  ONO is now a significant enterprise with over €500 million in annual revenues and 800,000 customers and is one of the best performing cable companies in Europe.  We now have the scale to support further growth and take the company public when the equity markets are ready.”

Richard Alden, ONO’s Chief Executive Officer, added:

“2004 was a strong year, despite increasing competition.  We added over 100,000 new customers in the year to provide service to more than one in three of the homes reached by our network, which means that today over two and half million people enjoy ONO’s services.

“In 2004, we continued to grow that network, investing close to €300 million.  We also invested in people, strengthening our management team in line with the challenges faced by an every day larger company.  ONO is today a leader in its sector, but the revolution is only just beginning.

“We have set challenging targets for ourselves in 2005, not least to grow the business by around a further 30%, but I am convinced that we have, more than ever, the right team, the right motivation and the right assets to achieve our goals.”

Jonathan Cumming, Chief Financial Officer of ONO, stated:

“We are proud to announce another set of results that exceed the expectations of the market.  We have consolidated our position as a leading Spanish communications and entertainment company and moved a step closer to our goal of net profitability.

“While we continued to concentrate on the efficient employment of our capital resources in network construction and customer acquisition during 2004, we also focused strongly on revenue per customer, margin generation and cost controls.  Despite the significant growth in customers and network reach, we have managed to keep our gross cost base to its lowest level of the last three years.  This intense targeting of efficiency measures has allowed us to increase EBITDA margins to 37% for the year as a whole, an impressive increase from 29% for the previous year.

“In the face of a tough financial environment, we had another successful year in the financial markets in 2004.  The bond refinancing operation of May 2004 and the closing of the recent €1,250 million senior credit facility have allowed us to extend debt maturities and reduce interest costs considerably.  This balance sheet stability means that ONO is now well placed to take advantage of the opportunities that become available to us.”

About ONO

ONO is one of the leading broadband services providers in Spain.  It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over seven million homes.  In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks.  ONO’s shareholders are Bank of America, Caisse de dépôt et placement du Québec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano, Sodinteleco and VAL Telecomunicaciones.

Safe Harbor Statement under the Private Securities Litigation Reform Act 1995

Certain statements in this release are “forward-looking statements” intended to qualify for the safe harbour under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business which include, among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

Further information

ONO

Jonathan Cumming, Chief Financial Officer

Telephone: +34 91 180 9444

E-mail:  jonathan.cumming@ono.es

Grupo Albion

Hiedra Fuentes

Telephone: +34 91 531 2388

E-mail:  hfuentes@grupoalbion.net

Other

www.ono.es – Investor Relations

www.sec.gov – EDGAR

Note

Unaudited results for the Cableuropa group and for a combination of Cableuropa and Retecal are provided in our investors relations section at www.ono.es, together with a presentation covering those results.

GRUPO CORPORATIVO ONO

OPERATING STATISTICS

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	% change	Year 2003	% change
Residential services
Customers	783.765	749.001	4,6%	581.345	34,8%
Penetration	30,7%	30,6%	0,1 pp	33,3%	-2,6 pp
ARPU - euro	53,3	51,6	3,3%	54,1	-1,5%
Telephony
Customers	697.934	673.783	3,6%	544.271	28,2%
Penetration	27,4%	27,5%	-0,1 pp	31,2%	-3,8 pp
ARPU - euro	29,7	29,2	1,7%	31,4	-5,4%
Television
Customers	445.484	434.681	2,5%	339.378	31,3%
Penetration	17,5%	17,7%	-0,2 pp	19,5%	-2 pp
ARPU - euro	24,2	22,7	6,6%	23,1	4,8%
Broadband internet
Customers	314.701	282.607	11,4%	186.447	68,8%
Penetration	12,3%	11,5%	0,8 pp	10,7%	1,6 pp
ARPU - euro	32,1	31,6	1,6%	33,3	-3,6%

Customer churn (annualised)	14,2%	13,4%	0,8 pp	13,7%	0,5 pp

Business services
Customers	21.169	20.570	2,9%	13.133	61,2%
ARPU - euro	213	177	20,3%	229	-7,0%

Infrastructure
Number of cities with service	140	133	5,3%	98	42,9%
Homes passed	2.833.106	2.744.057	3,2%	2.003.233	41,4%
Homes released / homes passed	90,0%	89,3%	0,7 pp	87,0%	3 pp

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
REVENUES
Residential services
Telephony	61.197	58.292	231.451	184.035
Television	31.955	29.405	117.398	83.032
Internet	29.331	26.615	104.806	62.299
Business and other services	13.694	10.669	48.029	29.221
Total revenues:	136.177	124.981	501.684	358.587

COST OF SERVICES	(38.021)	(35.332)	(144.626)	(105.597)

GROSS PROFIT	98.156	89.649	357.058	252.990

OPERATING EXPENSES
Gross expense	(54.092)	(47.614)	(193.588)	(165.206)
Capitalized costs	6.021	5.442	21.654	15.247
Total operating expenses:	(48.071)	(42.172)	(171.934)	(149.959)

EBITDA	50.085	47.477	185.124	103.031

DEPRECIATION & AMORTIZATION	(35.581)	(32.316)	(128.170)	(107.496)

OPERATING PROFIT	14.504	15.161	56.954	(4.465)

OTHER EXPENSE
Amortization of goodwill	(2.153)	(4.354)	(14.881)	(13.390)
Interest expense, net	(26.667)	(25.536)	(101.887)	(102.658)
Foreign exchange profit / (loss)	113	(36)	(893)	(10.452)
Total other expense:	(28.707)	(29.926)	(117.661)	(126.500)

LOSS FROM ORDINARY ACTIVITIES	(14.203)	(14.765)	(60.707)	(130.965)

Extraordinary (expense) / income, net	(27.449)	16.732	(45.387)	(55.404)
Income tax	(3.226)	(5.319)	9.066	64.743
Minority interests	2.946	2.194	9.414	0

NET LOSS	(41.932)	(1.158)	(87.614)	(121.626)

5

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited figures (Euro thousand)

	31-Dec-04	30-Sep-04	31-Dec-03
ASSETS

Current assets
Cash	4.669	4.592	6.802
Short-term investments, net	22.370	42.637	26.450
Accounts receivable and other current assets	63.044	50.971	54.876
Total current assets:	90.083	98.200	88.128

Fixed assets
Start-up costs, net	13.229	14.677	11.502
Intangible assets, net	191.209	140.424	121.443
Tangible assets, net	1.658.792	1.609.718	1.295.143
Financial assets, net	274.360	284.518	263.577
Total fixed assets:	2.137.590	2.049.337	1.691.665

Goodwill on consolidation	239.304	258.066	226.543
Deferred expenses, net	33.578	33.878	57.260

TOTAL ASSETS	2.500.555	2.439.481	2.063.596

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt	38.345	28.475	22.418
Accrued interest expense	15.697	14.917	25.184
Accounts payable and other current liabilities	369.716	297.476	266.380
Total current liabilities:	423.758	340.868	313.982

Long-term debt
Senior bank facility	789.000	769.000	515.000
Senior subordinated notes	456.547	449.222	410.427
Other	36.703	28.337	25.460
Total long-term debt:	1.282.250	1.246.559	950.887

Other long-term liabilities	49.642	45.721	63.208
Commitments and contingencies	10.095	10.483	11.349
Minority interests	0	24.158	0
Shareholders’ loan	3.400	3.400	3.400

Shareholders’ equity
Common stock	979.346	974.469	881.263
Share premium	173	0	0
Accumulated deficit, beginning of period	(160.495)	(160.495)	(38.867)
Net loss for the period	(87.614)	(45.682)	(121.626)
Total shareholders’ equity:	731.410	768.292	720.770

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2.500.555	2.439.481	2.063.596

6

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
EBITDA	50.085	47.476	185.124	103.031

Capex - Tangible	(96.697)	(68.074)	(265.579)	(187.691)
Capex - Intangible	(3.038)	(3.724)	(10.427)	(5.804)
Capex - Leasehold improvements	(1.043)	(582)	(1.351)	(1.803)
Change in working capital	62.519	10.982	49.182	85.241
Other	(2.927)	5.534	1.564	(16.189)

OPERATING FREE CASH FLOW	8.899	(8.388)	(41.487)	(23.215)

Shares acquisition	(28.755)	0	(29.369)	0
Paid interests, net	(22.889)	(26.980)	(117.983)	(112.145)

FREE CASH FLOW AFTER DEBT SERVICE	(42.745)	(35.368)	(188.839)	(135.360)

Senior bank facilities	20.000	62.698	155.222	245.000
Contributions / debt from shareholders	0	5.050	5.706	(55.049)
Sale / (acquisition) of notes	5.057	0	(236.065)	0
Issuance of notes, net	0	0	273.173	0
State subisidies	9.315	(1.285)	10.176	8.057
Short term credit lines	9.118	(25.300)	(2.747)	(13.016)
Other financing items	(668)	(2.628)	(18.759)	(55.216)

CASH FLOW FROM FINANCING	42.822	38.535	186.706	129.776

NET CASH FLOW	77	3.167	(2.133)	(5.584)

CASH BEGINNING OF PERIOD	4.592	1.425	6.802	12.386

CASH END OF PERIOD	4.669	4.592	4.669	6.802

7

2004 ONO FINANCIAL STATEMENTS (Unaudited)

•      GRUPO CORPORATIVO ONO
Condensed Consolidated Financial Statements

•      CABLEUROPA
Condensed Consolidated Financial Statements

•      CABLEUROPA + RETECAL
Combined Condensed Financial Statements

GRUPO CORPORATIVO ONO

Condensed Consolidated Financial Statements

•      Balance Sheet

•      Statement of operations

•      Cash flow

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited figures (Euro thousand)

	31-Dec-04	30-Sep-04	31-Dec-03
ASSETS

Current assets
Cash	4.669	4.592	6.802
Short-term investments, net	22.370	42.637	26.450
Accounts receivable and other current assets	63.044	50.971	54.876
Total current assets:	90.083	98.200	88.128

Fixed assets
Start-up costs, net	13.229	14.677	11.502
Intangible assets, net	191.209	140.424	121.443
Tangible assets, net	1.658.792	1.609.718	1.295.143
Financial assets, net	274.360	284.518	263.577
Total fixed assets:	2.137.590	2.049.337	1.691.665

Goodwill on consolidation	239.304	258.066	226.543
Deferred expenses, net	33.578	33.878	57.260

TOTAL ASSETS	2.500.555	2.439.481	2.063.596

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt	38.345	28.475	22.418
Accrued interest expense	15.697	14.917	25.184
Accounts payable and other current liabilities	369.716	297.476	266.380
Total current liabilities:	423.758	340.868	313.982

Long-term debt
Senior bank facility	789.000	769.000	515.000
Senior subordinated notes	456.547	449.222	410.427
Other	36.703	28.337	25.460
Total long-term debt:	1.282.250	1.246.559	950.887

Other long-term liabilities	49.642	45.721	63.208
Commitments and contingencies	10.095	10.483	11.349
Minority interests	0	24.158	0
Shareholders’ loan	3.400	3.400	3.400

Shareholders’ equity
Common stock	979.346	974.469	881.263
Share premium	173	0	0
Accumulated deficit, beginning of period	(160.495)	(160.495)	(38.867)
Net loss for the period	(87.614)	(45.682)	(121.626)
Total shareholders’ equity:	731.410	768.292	720.770

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2.500.555	2.439.481	2.063.596

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
REVENUES
Residential services
Telephony	61.197	58.292	231.451	184.035
Television	31.955	29.405	117.398	83.032
Internet	29.331	26.615	104.806	62.299
Business and other services	13.694	10.669	48.029	29.221
Total revenues:	136.177	124.981	501.684	358.587

COST OF SERVICES	(38.021)	(35.332)	(144.626)	(105.597)

GROSS PROFIT	98.156	89.649	357.058	252.990

OPERATING EXPENSES
Gross expense	(54.092)	(47.614)	(193.588)	(165.206)
Capitalized costs	6.021	5.442	21.654	15.247
Total operating expenses:	(48.071)	(42.172)	(171.934)	(149.959)

EBITDA	50.085	47.477	185.124	103.031

DEPRECIATION & AMORTIZATION	(35.581)	(32.316)	(128.170)	(107.496)

OPERATING PROFIT	14.504	15.161	56.954	(4.465)

OTHER EXPENSE
Amortization of goodwill	(2.153)	(4.354)	(14.881)	(13.390)
Interest expense, net	(26.667)	(25.536)	(101.887)	(102.658)
Foreign exchange profit / (loss)	113	(36)	(893)	(10.452)
Total other expense:	(28.707)	(29.926)	(117.661)	(126.500)

LOSS FROM ORDINARY ACTIVITIES	(14.203)	(14.765)	(60.707)	(130.965)

Extraordinary (expense) / income, net	(27.449)	16.732	(45.387)	(55.404)
Income tax	(3.226)	(5.319)	9.066	64.743
Minority interests	2.946	2.194	9.414	0

NET LOSS	(41.932)	(1.158)	(87.614)	(121.626)

GRUPO CORPORATIVO ONO

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
EBITDA	50.085	47.476	185.124	103.031

Capex - Tangible	(96.697)	(68.074)	(265.579)	(187.691)
Capex - Intangible	(3.038)	(3.724)	(10.427)	(5.804)
Capex - Leasehold improvements	(1.043)	(582)	(1.351)	(1.803)
Change in working capital	62.519	10.982	49.182	85.241
Other	(2.927)	5.534	1.564	(16.189)

OPERATING FREE CASH FLOW	8.899	(8.388)	(41.487)	(23.215)

Shares acquisition	(28.755)	0	(29.369)	0
Paid interests, net	(22.889)	(26.980)	(117.983)	(112.145)

FREE CASH FLOW AFTER DEBT SERVICE	(42.745)	(35.368)	(188.839)	(135.360)

Senior bank facilities	20.000	62.698	155.222	245.000
Contributions / debt from shareholders	0	5.050	5.706	(55.049)
Sale / (acquisition) of notes	5.057	0	(236.065)	0
Issuance of notes, net	0	0	273.173	0
State subisidies	9.315	(1.285)	10.176	8.057
Short term credit lines	9.118	(25.300)	(2.747)	(13.016)
Other financing items	(668)	(2.628)	(18.759)	(55.216)

CASH FLOW FROM FINANCING	42.822	38.535	186.706	129.776

NET CASH FLOW	77	3.167	(2.133)	(5.584)

CASH BEGINNING OF PERIOD	4.592	1.425	6.802	12.386

CASH END OF PERIOD	4.669	4.592	4.669	6.802

CABLEUROPA

Condensed Consolidated Financial Statements

•      Balance Sheet

•      Statement of operations

•      Cash flow

CABLEUROPA GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited figures (Euro thousand)

	31-Dec-04	30-Sep-04	31-Dec-03
ASSETS

Contributions due from shareholders	0	1.968	0

Current assets
Cash	4.064	7 45	1 .315
Short-term investments, net	9.475	9.474	24.753
Accounts receivable and other current assets	55.108	42.091	54.673
Total current assets:	68.647	52.310	80.741

Fixed assets
Start-up costs, net	10.228	10.985	8.767
Intangible assets, net	170.719	118.536	121.443
Tangible assets, net	1.414.422	1.383.333	1.295.143
Financial assets, net	281.341	276.877	259.108
Total fixed assets:	1.876.710	1.789.731	1.684.461

Goodwill on consolidation	171.058	216.500	226.543
Deferred expenses, net	31.403	31.512	59.084

TOTAL ASSETS	2.147.818	2.092.021	2.050.829

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt	30.754	26.304	16.301
Accrued interest expense	15.443	17.193	24.925
Accounts payable and other current liabilities	277.172	246.192	272.474
Total current liabilities:	323.369	289.689	313.700

Long-term debt
Senior bank facility	645.000	625.000	515.000
Senior subordinated notes	456.547	449.222	410.427
Other	31.782	22.983	25.459
Total long-term debt:	1.133.329	1.097.205	950.886

Other long-term liabilities	46.060	41.838	63.209
Commitments and contingencies	9.213	9.662	11.349
Minority interests	0	427	0
Shareholders’ loan	0	0	98.464
Participative loan	0	0	300.000

Shareholders’ equity
Common stock	891.168	883.127	484.663
Share premium	337.746	337.746	337.746
Accumulated deficit, beginning of period	(509.188)	(509.188)	(606.207)
Net (loss) / profit for the period	(83.879)	(58.485)	97.019
Total shareholders’ equity:	635.847	653.200	313.221

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2.147.818	2.092.021	2.050.829

CABLEUROPA GROUP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
REVENUES
Residential services
Telephony	55.240	52.101	210.848	184.035
Television	28.213	25.642	103.990	83.032
Internet	24.941	22.477	89.588	62.299
Business and other services	10.900	9.820	38.946	29.221
Total revenues:	119.294	110.040	443.372	358.587

COST OF SERVICES	(33.254)	(30.687)	(126.855)	(105.597)

GROSS PROFIT	86.040	79.353	316.517	252.990

OPERATING EXPENSES
Gross expense	(44.911)	(39.447)	(163.179)	(166.119)
Capitalized costs	5.199	4.708	19.078	15.247
Total operating expenses:	(39.712)	(34.739)	(144.101)	(150.872)

EBITDA	46.328	44.614	172.416	102.118

DEPRECIATION & AMORTIZATION	(28.428)	(25.109)	(101.841)	(106.732)

OPERATING PROFIT / (LOSS)	17.900	19.505	70.575	(4.614)

OTHER EXPENSE
Amortization of goodwill	(186)	(3.348)	(10.229)	(13.390)
Interest expense, net	(25.108)	(24.936)	(103.100)	(120.340)
Foreign exchange (loss) / profit	107	(46)	(905)	(9.908)
Total other expense:	(25.187)	(28.330)	(114.234)	(143.638)

LOSS FROM ORDINARY ACTIVITIES	(7.287)	(8.825)	(43.659)	(148.252)

Extraordinary income / (expense), net	(22.571)	435	(64.669)	298.260
Income tax	4.464	(1.916)	22.252	(52.989)
Minority interests	0	93	2.197	0

NET PROFIT / (LOSS)	(25.394)	(10.213)	(83.879)	97.019

CABLEUROPA GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited figures (Euro thousand)

	Quarter ended 31-Dec-04	Quarter ended 30-Sep-04	Year 2004	Year 2003
EBITDA	46.328	44.614	172.416	102.118

Capex - Tangible	(71.025)	(57.677)	(223.541)	(198.598)
Capex - Intangible	(3.027)	(3.484)	(9.039)	(5.756)
Capex - Leasehold improvements	(556)	(550)	(1.351)	(826)
Change in working capital	17.709	6.636	41.198	78.157
Other	4.407	(921)	1.103	(9.305)

OPERATING FREE CASH FLOW	(6.164)	(11.382)	(19.214)	(34.210)

Paid interests, net	(23.768)	(27.280)	(107.660)	(111.168)

FREE CASH FLOW AFTER DEBT SERVICE	(29.932)	(38.662)	(126.874)	(145.378)

Senior bank facilities	20.000	45.000	130.000	245.000
Contributions / debt from shareholders	0	0	656	98.464
Acquisition of notes	0	0	(276.135)	(143.815)
Issuance of notes, net	0	0	273.173	0
State subisidies	9.396	(603)	9.571	19.134
Short term credit lines	3.616	(7.130)	10.873	(25.888)
Other financing items	239	1.108	(18.515)	(47.810)

CASH FLOW FROM FINANCING	33.251	38.375	129.623	145.085

NET CASH FLOW	3.319	(287)	2.749	(293)

CASH BEGINNING OF PERIOD	745	1.032	1.315	1.608

CASH END OF PERIOD	4.064	745	4.064	1.315

CABLEUROPA + RETECAL

Combined Condensed Financial Statements

•      Balance Sheet

•      Statement of operations

CABLEUROPA and RETECAL

COMBINED CONDENSED BALANCE SHEET

Unaudited figures (Euro thousand)

31-Dec-04
ASSETS

Current assets
Cash	4.234
Short-term investments, net	22.376
Accounts receivable and other current assets	65.128
Total current assets:	91.738

Fixed assets
Start-up costs, net	11.178
Intangible assets, net	190.942
Tangible assets, net	1.658.134
Financial assets, net	293.813
Total fixed assets:	2.154.067

Goodwill on consolidation	171.058
Deferred expenses, net	34.506

TOTAL ASSETS	2.451.369

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debt	32.483
Accrued interest expense	15.474
Accounts payable and other current liabilities	345.253
Total current liabilities:	393.210

Long-term debt
Senior bank facility	789.000
Senior subordinated notes	456.547
Other	36.397
Total long-term debt:	1.281.944

Other long-term liabilities	51.029
Commitments and contingencies	10.096

Shareholders’ equity
Common stock	1.085.080
Share premium	337.747
Accumulated deficit, beginning of period	(578.912)
Net (loss) / profit for the period	(128.825)
Total shareholders’ equity:	715.090

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2.451.369

CABLEUROPA and RETECAL

COMBINED STATEMENT OF OPERATIONS

Unaudited figures (Euro thousand)

Year 2004
REVENUES
Residential services
Telephony	233.209
Television	118.542
Internet	106.104
Business and other services	49.302
Total revenues:	507.157

COST OF SERVICES	(146.515)

GROSS PROFIT	360.642

OPERATING EXPENSES
Gross expense	(197.109)
Capitalized costs	21.857
Total operating expenses:	(175.252)

EBITDA	185.390

DEPRECIATION & AMORTIZATION	(129.223)

OPERATING PROFIT	56.167

OTHER EXPENSE
Amortization of goodwill	(10.229)
Interest expense, net	(113.121)
Foreign exchange (loss) / profit	(890)
Total other expense:	(124.240)

LOSS FROM ORDINARY ACTIVITIES	(68.073)

Extraordinary income / (expense), net	(85.201)
Income tax	22.252
Minority interests	2.197

NET PROFIT / (LOSS)	(128.825)

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Index

OPERATING PERFORMANCE

FINANCIAL PERFORMANCE

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Homes passed

Homes passed ('000)
2005
GUIDANCE
3.500
3.000
2.500
2.000
1.500
1.000
500
0
100%
80%
60%
40%
20%
0%
87%
88%
89%
89%
90%
2.003
2.057
2.578
2.126
2.656
2.206
2.744
2.285
2.833
3.103
3.133
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Guidance Low
Guidance High
Cableuropa
Cableuropa + Retecal
HRTM/HP

5

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Customers

Residential Customers ('000)
900
800
700
600
500
400
300
200
100
0
35%
30%
25%
20%
15%
10%
5%
0%
31%
31%
31%
31%
581
604
702
628
728
648
748
677
784
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal
Penetration

Residential ARPU (€/month)
60
58
56
54
52
50
48
46
44
42
40
54,1
54,0
52,6
54,1
52,7
52,6
51,8
54,8
53,3
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

6

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Telephony

Telephony Customers ('000)
800
700
600
500
400
300
200
100
0
32%
28%
24%
20%
16%
12%
8%
4%
0%
27,8%
27,8%
27,6%
27,4%
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal
Penetration

Telephony ARPU (€/month)
36
34
32
30
28
26
24
22
20
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

7

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Internet

BB Internet Customers ('000)
350
300
250
200
150
100
50
0
13%
10%
0%
10,8%
11,2%
11,6%
12,8%
207
244
226
241
316
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal
Penetration

BB Internet ARPU (€/month)
40
38
36
34
32
30
28
26
24
22
20
33,1
32,1
31,7
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

8

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Television

Television customers ('000)

500
450
400
350
300
250
200
150
100
50
0
20%
15%
10%
5%
0%
18,1%
18,1%
17,7%
17,6%
418
427
436
446
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal
Penetration

Television ARPU (€/month)

Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
22,7
24,2
Cableuropa
Cableuropa + Retecal

9

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RGUs

Residential customers and RGUs ('000)
Cableuropa + Retecal
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
2,00
1,90
1,80
1,70
1,60
1,50
1,40
1,30
1,20
1,10
1,00
1,87
1,87
1,87
1,87
702
1.309
728
1.358
749
1.402
784
1.468
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Residential Customers
RGUs
RGUs / Customers

Customers taking three services
Cableuropa + Retecal
21%
20%
20%
19%
19%
18%
18%
18,8%
19,0%
19,3%
20,0%
Q1 2004
Q2 2004
Q3 2004
Q4 2004

10

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Business services

Business customers ('000)
25,0
20,0
15,0
10,0
5,0
0,0
14,1
17,7
17,4
21,2
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

Business revenues (€m)
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
12,0
12,6
10,8
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

11

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Revenues

Quarterly Revenues (€m)
160
140
120
100
80
60
40
20
0
101
105
120
109
125
110
125
119
136
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

Yearly Revenues (€m)
2005 GUIDANCE
700
600
500
400
300
200
100
0
359
443
507
580
600
2003
2004
Guidance Low
Guidance High
Cableuropa
Cableuropa + Retecal

13

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Revenue breakdown

2003 Revenue breakdown

8%
17%
51%
23%
Telephony
Television
Internet
Business Services

Revenues 2003 Cableuropa - €359m

2004 Revenue breakdown

10%
21%
46%
23%
Telephony
Television
Internet
Business Services

Revenues 2004
Cableuropa + Retecal - €507m

14

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EBITDA

Quarterly EBITDA (€m)
60
50
40
30
20
10
0
34
38
41
44
47
46
47
48
50
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Cableuropa
Cableuropa + Retecal

Annual EBITDA (€m)
2005
GUIDANCE
300
250
200
150
100
50
0
102
172
186
220
240
2003
2004
Guidance Low
Guidance High
Cableuropa
Cableuropa + Retecal

EBITDA margin
40%
38%
36%
34%
32%
30%
28%
26%
24%
22%
20%
28%
39%
2003
2004
Cableuropa
Cableuropa + Retecal

15

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[LOGO]

Q4 and full year 2004 Results

1 March 2004

Forward-looking statements	[LOGO]

This presentation contains statements that can constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this presentation can be identified, in some instances, by the use of words such as “believe,” “expect,” “intend,” “will,” “positioned,” “guidance”, “project,” “risk,” “plan,” “may,” “eliminate” or words of similar meaning or their negative thereof. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this presentation as forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this presentation as a result of various factors.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. We encourage you to consult the Company’s Annual Report and, specifically, the periodic and annual reports filed within the SEC.

We have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this presentation, whether as a result of new information, future events or otherwise.

2

[GRAPHIC]

Index

OPERATING PERFORMANCE

FINANCIAL PERFORMANCE

Operating Performance

[GRAPHIC]

Homes passed

•                  Steady increase of ONO’s addressable market with over 2.8 million homes passed

•                  Improvement in the Homes Released to Marketing (HRTM) vs Homes Passed (HP) ratio

•                  282k homes passed in 2004 by Cableuropa vs guidance of 245k – 260k

•                  Similar build-out planned for 2005, including Castilla y León

Homes Passed (‘000)

[CHART]

Customers

Residential Customers (‘000)

[CHART]

Residential ARPU (€/month)

[CHART]

•                  Cableuropa adds 95,513 new customers in the year (16.4% growth in 2004 and 4.7% growth on third quarter)

•                  Penetration rate stable despite increase in homes released to marketing

•                  Cableuropa shows ARPU improvement through 2004…

•                  …driven by a higher broadband internet and digital television contribution

Telephony

Telephony Customers (‘000)

[CHART]

Telephony ARPU (€/month)

[CHART]

•                  Cableuropa adding around 20,000 net new telephony customers per quarter

•                  ARPU and penetration stable

•                  92% of our Cableuropa residential customers take telephony

Internet

BB Internet Customers (‘000)

[CHART]

BB Internet ARPU (€/month)

[CHART]

•                  44% increase in Cableuropa customer base during 2004

•                  11.3% increase in Q4 2004 Cableuropa + Retecal customer base

•                  More than 1.5 pp increase in penetration rates over year

•                  Broadband ARPU stable

Television

Television Customers (‘000)

[CHART]

Television ARPU (€/month)

[CHART]

•                  30,000 net additions in Cableuropa during 2004

•                  ARPU improvement up to €25.8 in Q4 2004 in Cableuropa due to digital television migration

•                  Cableuropa conversion of analogue customers to digital at 53%

RGUs

Residential customers and RGUs (‘000)
Cableuropa + Retecal

[CHART]

Customers taking three services
Cableuropa + Retecal

[CHART]

•                  180,000 RGUs added in Cableuropa during 2004

•                  1.87 RGUs per customer stable during 2004

•                  Continuous increase in customers taking 3 services

Business services

Business Customers (‘000)

[CHART]

Business revenues (€m)

[CHART]

•                  32.3% increase in Cableuropa business customers during 2004

•                  Business accounts for 9% of revenues in Cableuropa

Financial Performance

[GRAPHIC]

Revenues

Quarterly Revenues (€m)

[CHART]

Yearly Revenues (€m)

[CHART]

•                  Over €500 m in revenues in 2004

•                  24% increase in 2004 Cableuropa revenues vs 17% increase in total customers

Revenue breakdown

2003 Revenue breakdown

[CHART]

Revenues 2003 Cableuropa - €359m

2004 Revenue breakdown

[CHART]

Revenues 2004 Cableuropa + Retecal - €507m

•                  Diversification of revenue sources

•                  Increasing weight of Internet and business services revenue

•                  Increasing gross profit margin to 71.4% in 2004 against 70.6% in 2003

Gross profit vs Revenues Margin

[CHART]

EBITDA

Quarterly EBITDA (€m)

[CHART]

Annual EBITDA (€m)

[CHART]

•                  Consistent EBITDA growth in each quarter

•                  70% increase in Cableuropa EBITDA in 2004

•                  EBITDA margin increased in 2004 to 39% in Cableuropa (28% in 2003)

EBITDA margin

[CHART]

[LOGO]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

1 March 2005